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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
     1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
        COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES
                ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)


          1.   Name and business address of person filing statement.

               Gardner, Carton & Douglas, 321 N. Clark Street, Suite 3400, Chicago, Illinois

          2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

          Peter D. Clarke, Debra J. Schnebel, Robert J. Joseph, Robert L. Capizzi, Nancy Laethem

          3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

Powergen plc, Powergen US Holdings Limited, Powergen US Investments Limited, Ergon US Investments Limited, Powergen Luxembourg sarl, Powergen Luxembourg Holdings sa, Powergen Luxembourg Investments, Powergen USA, Powergen US Investments Corp. and subsidiaries

          4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

          Legal counsel for corporate and securities matters, including matters under the Public Utility Holding Company Act of 1935, as amended.

          5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)



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
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                                       Salary or other
                                        compensations
                            --------------------------------------
     Name of recipient:          Received      To be received        Person or company
                                    (a)              (b)             from whom received
                                                                       or to be received
Gardner, Carton & Douglas           -       Regular hourly             Powergen plc (a
                                            billing rates             registered holding
                                                                        company) and
                                                                     associate companies


          (b)  Basis for compensation if other than salary.

               Hourly billing rates plus routine expenses

          6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

          (a)  Total amount of routine expenses charged to client: $

          (b)  Itemized list of all other expenses:


                              (Signed)   Gardner, Carton & Douglas



Date:  January 8, 2001                   By:   /s/ Debra J. Schnebel
                                             ----------------------------------
                                                   Debra J. Schnebel, Partner